Exhibit 99.3

Form 52-109F2R

Certification of refiled interim filings

This certificate is being filed on the same date that Empower Clinics Inc. has refiled the Management Analysis and Discussion for the period ending September 30, 2018.

I, Craig Snyder, the Chief Exceutive Officer of Empower Clinics Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Empower Clinics Inc. (the issuer) for the interim period ended September 30, 2018.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: December 13, 2018

/s/ Craig Snyder

Craig Snyder

Chief Executive Officer

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